FOR IMMEDIATE RELEASE
January 28, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Vice President, Corporate Administration Group
Phone: + 81-(0)3-3214-7500

Earnings Forecast and Dividends Forecast for the Fiscal Year Ending March 31, 2010

We announce the consolidated earnings forecast and the dividends forecast for the fiscal year ending March 31, 2010 as follows:

1. Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2010
 (US GAAP)
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
FY2009 forecast (A)	Million yen 52,000	Million yen (13,000)	Million yen (11,500)	Million yen (13,500)	Yen (75.54)
(Reference) FY2008 actual (B)	76,652	(49,457)	(52,761)	(74,902)	(419.09)
Difference (A-B)	(24,652)	36,457	41,261	61,402	343.55
Percentage change	(32.2%)	-	-	-	-
(Note) As Advantest does not have noncontrolling interests, the adoption of Accounting Standards Codification 810-10 (formerly Statement of Financial Accounting Standards No. 160) does not have an impact on Advantest’s consolidated net loss during this period.

<Reasons for the Earnings Forecast for the Fiscal Year Ending March 31, 2010>
We did not disclose the earnings forecast for the fiscal year ending March 31, 2010 in late October of last year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, we are able to disclose the earnings forecast for the fiscal year ending March 31, 2010, taking into account trends in orders input received and other factors in the third quarter.  Such earnings forecast is disclosed above.

2. Details of Dividends for the fiscal year
	Dividend per share (yen)
Record Date	Interim	Year-end	Annual total
Previous forecast (As of October 28, 2009)	－	Undecided	Undecided
Current forecast	－	5.00	10.00
Dividends paid for FY2009	5.00	－	－
Dividends paid for FY2008	25.00	5.00	30.00

<Reasons for the Dividends Forecast>
The Company's basic policy with respect to dividends is that, while aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Despite forecasting net loss for the fiscal year ending March 31, 2010, the Company plans to distribute a year-end dividend of ¥5.00 per share under the Company's basic policy.

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.